Exhibit 12

Consolidated Earnings Ratios

The following table sets forth, for the years and periods indicated, Protective Life Insurance Company’s (the “Company”) ratios of:

•                  Consolidated earnings to fixed charges.

•                  Consolidated earnings to fixed charges before interest credited on investment products.

	For The
	Three Months Ended
	March 31,		For The Year Ended December 31,
	2010	2009	2009	2008(3)	2007	2006	2005
Ratio of Consolidated Earnings to Fixed Charges (1)	1.4	1.1	1.4	0.9	1.4	1.5	1.5
Ratio of Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products(2)	11.1	4.8	11.3	(0.2)	6.9	20.1	38.5

(1)

The Company calculates the ratio of “Consolidated Earnings to Fixed Charges” by dividing the sum of income (loss) from continuing operations before income tax (BT), interest expense (which includes an estimate of the interest component of operating lease expense) (I) and interest credited on investment products (IP) by the sum of interest expense (I) and interest credited on investment products (IP). The formula for this ratio is: (BT+I+IP)(I+IP). The Company continues to sell investment products that credit interest to the contract holder. Investment products include products such as guaranteed investment contracts, annuities, and variable universal life interest credited insurance policies. The inclusion of interest credited on investment products results in a negative impact on the ratio of earnings to fixed charges because the effect of increases in interest credited to contract holders more than offsets the effect of the increases in earnings.

(2)

The Company calculates the ratio of “Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products” by dividing the sum of income (loss) from continuing operations before income tax (BT) and interest expense (I) by interest expense (I). The formula for this calculation, therefore, would be: (BT+I)/I.

(3)	For the year ended December 31, 2008, additional income required to achieve a 1:1 ratio coverage was $86.4 million.

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Exhibit 12

(continued)

Computation of Consolidated Earnings Ratios

	For The
	Three Months Ended
	March 31,		For The Year Ended December 31,
	2010	2009	2009	2008(1)	2007	2006	2005
	(Dollars In Thousands, Except Ratio Data)
Computation of Ratio of Consolidated Earnings (Losses) to Fixed Charges
Income (Loss) from Continuing Operations before Income Tax	$111,473	$35,370	$425,034	$(86,373)	$395,956	$419,748	$361,215
Add Interest Expense(2)	11,039	9,244	41,411	72,154	66,707	22,012	9,632
Add Interest Credited on Investment Products	246,524	253,017	993,245	1,043,676	1,010,944	891,627	726,301
Earnings before Interest, Interest Credited on Investment Products and Taxes	$369,036	$297,631	$1,459,690	$1,029,457	$1,473,607	$1,333,387	$1,097,148
Earnings before Interest, Interest Credited on Investment Products and Taxes Divided by Interest expense and Interest Credited on Investment Products	1.4	1.1	1.4	0.9	1.4	1.5	1.5
Computation of Ratio of Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products
Income (Loss) from Continuing Operations before Income Tax	$111,473	$35,370	$425,034	$(86,373)	$395,956	$419,748	$361,215
Add Interest Expense(2)	11,039	9,244	41,411	72,154	66,707	22,012	9,632
Earnings (Losses) before Interest and Taxes	$122,512	$44,614	$466,445	$(14,219)	$462,663	$441,760	$370,847
Earnings (Losses) before Interest and Taxes Divided by Interest Expense	11.1	4.8	11.3	(0.2)	6.9	20.1	38.5

(1)  For the year ended December 31, 2008, additional income required to achieve a 1:1 ratio coverage was $86.4 million.

(2)  Interest expense primarily relates to interest on our non-recourse funding obligations.

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